UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Builders FirstSource, Inc.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	0-51357	52-2084569
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2001 Bryan Street, Suite 1600, Dallas, TX	75201
(Address of Principal Executive Offices)	(Zip Code)

Donald F. McAleenan	(214) 880-3500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Background

Builders FirstSource, Inc., a Delaware corporation formed in 1998, is a leading supplier and manufacturer of structural and related building products for residential new construction in the United States. In this specialized disclosure report, references to the “company,” “we,” “our,” “ours” or “us” refer to Builders FirstSource, Inc. and its consolidated subsidiaries, unless otherwise stated or the context otherwise requires.

Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, requires public disclosure of certain information when a company manufactures or contracts to manufacture products that include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum or tungsten (collectively, the “Conflict Minerals”), that are necessary to the functionality or production of such products. For purposes of the Rule, the “Covered Countries” are the Democratic Republic of the Congo or any of its adjoining countries, which, for the period covered by this report, are the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Conflict Minerals Disclosure

During 2014, we undertook a comprehensive review of all the products that we manufacture or contract to have manufactured. This review included an analysis of all of the components utilized in these products to determine (i) which products may contain Conflict Minerals and (ii) the identification of all suppliers from whom we source components that may contain Conflict Minerals. Our senior manufacturing personnel and internal legal counsel were involved with this analysis and approved the scope of the analysis as well as the reasonable country of origin inquiry described below. Based upon this internal review, we determined that certain components utilized in our manufacturing processes or incorporated into our manufactured or contracted to manufacture products likely contained Conflict Minerals that were necessary to the functionality or production of such products.

As a result of this comprehensive product review, we initiated a good faith reasonable country of origin inquiry as required by the Rule. Our inquiry was designed to determine whether any of the Conflict Minerals that were necessary to the functionality or production of our manufactured or contracted to manufacture products during the 2014 calendar year originated in any of the Covered Countries and whether any of the Conflict Minerals were from recycled or scrap sources. We adopted the Conflict Minerals reporting template established by the Conflict-Free Sourcing Initiative and sent this template to all suppliers that we identified as potentially supplying us with Conflict Minerals for our manufactured or contracted to manufacture products. All of these suppliers were asked to complete the Conflict Minerals reporting template established by the Conflict-Free Sourcing Initiative and to disclose whether Conflict Minerals were present in the products we purchased from them and, if so, the country of origin of the Conflict Minerals.

We received responses from suppliers accounting for approximately 94% of the total components we purchased in 2014 that we determined likely contained Conflict Minerals that were necessary to the functionality or production of products we manufacture or contract to manufacture. We also followed up with those suppliers that failed to timely complete the reporting template or that provided incomplete or inconsistent responses.

Based on this reasonable country of origin inquiry, including the responses we received from our suppliers, we have no reason to believe that any of the Conflict Minerals that were necessary to the functionality or production of our manufactured or contracted to manufacture products originated in any of the Covered Countries.

This information and our Responsible Supply Chain Policy are publicly available at www.bldr.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BUILDERS FIRSTSOURCE, INC.

By:	/s/ DONALD F. MCALEENAN
Name:	Donald F. McAleenan
Title:	Senior Vice President,
General Counsel and Secretary

Dated: May 28, 2015